K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

May 22, 2013

VIA EDGAR

Ms. Karen Rossotto

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	GuideStone Funds (File Nos. 333-53432 and 811-10263)

Post-Effective Amendment to the Registration Statement on Form N-1A

Dear Ms. Rossotto:

The following are responses to the comments that we received from you by telephone on April 15, 2013 regarding Post-Effective Amendment No. 40 (“PEA 40”) to the Registration Statement on Form N-1A for GuideStone Funds (“Registrant” or “Funds”) that was filed with the Securities and Exchange Commission (“SEC”) on February 28, 2013. Your comments and the Registrant’s responses are set forth below. Defined terms used below have the same meanings as in the Funds’ prospectus included in PEA 40.

The changes to the Funds’ prospectus, as described below, are included in Post-Effective Amendment No. 42 to the Registrant’s Registration Statement, filed on April 30, 2013.

Prospectus

1.

For each Fund that is a party to an expense limitation agreement, please confirm supplementally that such expense limitation agreement will be filed as a post-effective amendment to the Trust’s registration statement.

The Registrant confirms supplementally that the expense limitation agreements for each Fund were filed with Post-Effective Amendment No. 43 to the Trust’s registration statement, SEC Accession No. 0001193125-13-213894.

2.

Please confirm supplementally that the Registrant’s Board of Trustees has approved each of the Funds’ sub-advisory contracts pursuant to Section 15(c) under the Investment Company Act of 1940 (“1940 Act”).

The Registrant confirms supplementally that each Fund’s sub-advisory contract with each respective sub-adviser was approved by the Board of Trustees consistent with the obligations imposed by Section 15(c) of the 1940 Act.

Securities and Exchange Commission

May 22, 2013

3.

Please confirm that the “Principal Investment Strategies” section for each Fund aligns with its “Principal Investment Risks” section. With respect to the Date Target Funds, please include disclosure in each Fund’s “Principal Investment Strategies” section discussing each respective Fund’s investments in convertible securities, derivatives, emerging markets and REITs, as applicable.

The Registrant confirms supplementally its belief that the “Principal Investment Strategies” section for each Fund is aligned with its “Principal Investment Risks” section.

The Registrant has added the following disclosure for each of the Date Target Funds as a footnote to the table reflecting each Date Target Fund’s allocation to the Select Funds:

“All asset classes include a Fund or Funds which may invest a portion of their assets in derivatives.”

The Registrant confirms that the MyDestination 2015 Fund and the MyDestination 2025 Fund include convertible securities risk in their respective “Principal Investment Risks” sections.

The Date Target Funds are funds-of-funds comprised entirely of investments in other series of the Trust, namely, the Select Funds, whose investment objectives, strategies and risks are also included in the statutory prospectus. Each of the Date Target Funds clearly identifies its allocation to the respective Select Funds that provide exposure to emerging markets and REITs in their respective “Principal Investment Strategies” sections. Further, the Registrant notes that it does not utilize the summary prospectus delivery option, and therefore each investor in a Date Target Fund will receive the entire, complete statutory prospectus including the “Principal Investment Strategies” sections for each of the Select Funds whose allocation provides exposure to emerging markets and REITs. The Registrant therefore believes that the “Principal Investments Strategies” section adequately discusses each respective Date Target Fund’s allocation to the Select Funds that provide exposure emerging markets and REITs, as applicable.

4.	For each Bond Fund that has an 80% policy, please include the following parenthetical “(plus borrowings for investment purposes, if any)”.

The Registrant does not utilize leverage for investment purposes, and therefore believes that this requested change is not necessary. Notwithstanding this fact, the Registrant has weighed the Staff’s request, and has determined that the change does not create any material change in its stated investment policies, and has therefore made the requested change, as applicable, to each Fund’s 80% policy in order to harmonize it with the text of Rule 35d-1 under the 1940 Act.

Securities and Exchange Commission

May 22, 2013

5.	For each Fund that includes duration risk, please provide an example of securities with longer durations, as applicable.

The Registrant has reviewed its risk disclosure related to duration in light of the line-item requirements of Form N-1A (“N-1A”), and in light of the requirements of Rule 408 under the Securities Act of 1933 (“Rule 408”) and Rule 8b-20 under the 1940 Act (“Rule 8b-20”). The Registrant believes that its current disclosure is sufficient, and does not believe that additional disclosure is necessary, and believes that the Staff’s requested disclosure runs the risk of creating investor confusion. Accordingly, the Registrant respectfully declines the Staff’s comment.

6.	For each of the Select Funds, please briefly describe how the decisions to allocate among investment sub-advisers are made.

The Registrant has added the following sentence to the “Principal Investment Strategies” section for each of the Select Funds:

“The Adviser recommends sub-adviser selections to the board of trustees based on a variety of qualitative and quantitative factors in an attempt to maximize return across the entire portfolio, while minimizing risk to the extent possible.”

7.

For each Fund that includes investments in derivatives in its “Principal Investment Strategies” section, please be mindful of the SEC’s Staff’s letter to the Investment Company Institute dated July 30, 2010, regarding derivatives related disclosure by investment companies.

In a letter to the Investment Company Institute (“ICI”) dated July 30, 2010, Barry Miller the Associate Director of the Division of Investment Management’s Office of Legal and Disclosure outlined certain staff concerns with industry disclosure of derivatives. In particular, the letter noted the Staff’s concern with registrants providing derivatives disclosure that was either too brief and generic, or that was too long and complex. The Staff stated its view that appropriate derivatives disclosure will be “tailored specifically to how a fund expects to be managed and should address those strategies that the fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance.” The disclosure “should describe the purpose that the derivatives are intended to serve in the portfolio....and the extent to which derivatives are expected to be used.” Funds should avoid enumerating a generic “laundry list” of derivatives.

Securities and Exchange Commission

May 22, 2013

The Registrant has reviewed its currently proposed derivatives disclosure, and it believes that the disclosure as presently written addresses the Staff’s concerns as set forth in its letter to the ICI. The Registrant does not disclose every derivative in which it can invest; there are a number of other derivative instruments listed in its statement of additional information that are not discussed in the prospectus. The Registrant carefully describes the specific, principal purposes for which the derivatives will be used. The Registrant believes that the current disclosure, its scope, specificity, and location in the principal investment strategies effectively identifies the purpose and extent of its proposed derivative usage. The Registrant does not believe any change to the current disclosure is required at this time.

8.

Please add disclosure to the “Principal Investment Strategies” section for each Fund, where applicable, discussing that a Fund may engage in active and frequent trading of portfolio securities to achieve its investment objective.

The Registrant has added the requested disclosure to the “Principal Investment Strategies” section for each Fund to which such disclosure is applicable.

9.	For each Fund with the word “bond” in its name, please revise the Fund’s 80% test to include the word “bonds” rather than “fixed-income securities”.

Section 35(d) of the 1940 Act makes it unlawful for any registered investment company to adopt as part of the name or title of the company any word or words that the Commission finds are materially deceptive or misleading. Pursuant to this rulemaking authority, the Commission adopted Rule 35d-1 under the 1940 Act. Rule 35d-1(a)(2) states that “a name suggesting that the Fund focuses its investments in a particular type of investment or investments” is materially deceptive or misleading unless “the Fund has adopted a policy to invest, under normal circumstances, at least 80% of the value of its Assets in the particular type of investments . . . suggested by the Fund’s name….”

Each Fund with the word “bond” in its name has a policy to invest mainly (80% of its net assets, plus borrowings for investment purposes, if any and typically more) in investment grade fixed-income securities. Under the requirements of Rule 35d-1, this policy must cause that fund to invest “in the particular type of investments…suggested by the Fund’s name….” The Registrant believes that the terms “fixed-income securities” and “bonds” are essentially synonymous, and encompass investments that are debt securities senior to the equity portion of the issuer’s capital structure or similar governmental obligations. The Registrant believes that a policy to invest in “fixed income securities” is wholly consistent with a name that contains the term “bond” both in the context of Section 35(d) and Rule 35d-1.

The Registrant notes that this position does not appear to be unique in the industry. Other “bond” funds take a similar stance. See e.g., Guggenheim U.S. Intermediate Bond Fund, John Hancock Global Bond Fund, AllianceBernstein Bond Inflation Strategy Fund and Delaware Core Bond Fund. Accordingly, the Registrant respectfully declines the Staff’s comment.

Securities and Exchange Commission

May 22, 2013

10.

We note that N-1A only requires Funds to list up to five portfolio managers for each Fund sub-adviser, and there are several instances in which more than five portfolio managers are listed. Please confirm supplementally that each portfolio manager listed has day-to-day responsibility over the Fund’s management where more than five portfolio managers are listed.

The Registrant confirms that in accordance with Instruction 2 of Item 5(b) on Form N-1A, it may include greater than five portfolio managers, where each portfolio manager included has day-to-day oversight of its allocation of the Fund’s assets. The Registrant confirms supplementally that each portfolio manager referenced for each Fund sub-adviser has day-to-day oversight of its allocation of the Fund’s assets.

11.	In the first sentence of the “Tax Information” section, please include “, from which withdrawals may be taxed when withdrawn from a tax-deferred account” after the word “arrangements”.

The Registrant has added the requested disclosure.

12.	Under the caption “Additional Investment & Risk Information” insert the word “principal” before “investment strategies and risks” in the second sentence of the first paragraph.

The Registrant has made the requested addition to its disclosure.

13.

In the sentence preceding the contractual expense limitation table under the caption “Management of the Funds,” please confirm whether the fee waivers discussed in that sentence should reference the Funds’ respective fee tables, rather than the Funds’ “Principal Risks” section.

The Registrant confirms that the Funds’ fee tables should be referenced, and the Registrant has changed the sentence to read as follows (additions to the disclosure are underlined):

“The Adviser has agreed to waive fees and reimburse expenses to the extent needed to limit total annual operating expenses as disclosed in the Fees and Expenses table in the Summary section for each Fund, and as reflected in the table below for the following Funds:”

14.

In the last paragraph under the caption, “Management of the Funds” please disclose whether the Adviser is registered as a commodity pool operator, and whether the Funds are deemed to be commodity pools under the Commodities Exchange Act.

In response to the Staff’s comment, the Registrant has modified the disclosure as follows:

“Pursuant to a claim for exemption filed with the National Futures Association by the Adviser on behalf of each Fund, the Adviser is not deemed to be a commodity pool operator, and each Fund is not deemed to be a commodity pool, under the Commodity Exchange Act (“CEA”) and is not subject to registration or regulation as such under the CEA.”

Securities and Exchange Commission

May 22, 2013

Conservative Allocation Fund

15.	Please confirm whether a discussion of the Fund’s investments in high yield securities should be included in the Fund’s “Principal Investment Strategies” section.

The Conservative Allocation Fund is a funds-of-funds comprised entirely of investments in other series of the Trust, namely, the Select Funds, whose investment objectives, strategies and risks are also included in the statutory prospectus. The Fund clearly identifies its allocation to the Select Funds that provide exposure to high yield securities in its “Principal Investment Strategies” section. Further, the Registrant notes that it does not utilize the summary prospectus delivery option, and therefore each investor in the Conservative Allocation Fund will receive the entire, complete statutory prospectus, including the “Principal Investment Strategies” sections for each of the Select Funds whose allocation provides exposure to high yield securities. The Registrant therefore believes that the Fund’s “Principal Investment Strategies” section adequately discusses the Fund’s investments in high yield securities.

Money Market Fund

16.	Please remove the footnote to the “Total Annual Operating Expenses” line item in the Fee Table discussing the voluntary fee waiver, as this disclosure is neither required nor permitted.

The Registrant has deleted the footnote from the Fund’s Fee Table. The waiver is now reflected solely in the non-summary portion of the prospectus.

Low-Duration Bond Fund

17.	Please confirm supplementally that the Fund’s use of derivatives is a principal investment strategy of the Fund.

The Registrant confirms supplementally that its use of derivatives is a principal investment strategy.

Securities and Exchange Commission

May 22, 2013

Extended-Duration Bond Fund

18.	Please include disclosure explaining the concept of long and short derivatives.

The Registrant has evaluated the continued need for this disclosure, and has determined to remove it; therefore it is no longer necessary to add disclosure referencing long and short derivatives.

19.	Please confirm supplementally that the derivatives in which the Fund invests have the same economic characteristics as the types of securities included in the Fund’s 80% test.

The Registrant confirms supplementally that the underlying securities of the derivatives in which the Fund invests have the same economic characteristics as the securities included in the Fund’s 80% test.

20.	Please add additional disclosure noting that interest rate risk is particularly acute due to the Fund’s investment strategy to invest in longer duration bonds.

The Registrant has added the following interest rate disclosure to the Fund’s “Principal Investment Risks” section:

“A change in interest rates may adversely affect the value of fixed-income securities. When interest rates rise, the value of fixed-income securities will generally fall. Longer-duration securities may be more sensitive to interest rate changes, and may be subject to greater interest rate risk.”

21.	Please add additional disclosure discussing the Fund’s investments in municipal securities in the “Principal Investment Strategies” section.

The Registrant has added the requested disclosure by indicating that municipal securities are a principal investment of the Fund.

Global Bond Fund

22.

In the Fund’s “Investment Strategy” section, please confirm supplementally that the Fund is invested in at least three different countries and invests at least 40% of its assets in non-U.S. securities, and please discuss the Fund’s investments throughout the world.

The Fund’s prospectus states that “[t]he Fund invests in globally diversified fixed-income securities and rotates portfolio allocations among global sectors, including: High yield and investment grade corporate securities located in the United States; High yield and investment grade corporate securities located in non-U.S. developed and emerging markets; Obligations issued by or guaranteed by the U.S. government, its agencies and instrumentalities, banks and corporations; and Foreign governments, banks and corporations; and Mortgage-backed and asset-backed securities.” The Registrant believes that the Fund’s global sector rotation policy and the resulting non-U.S. investment exposure is consistent with the use of the term “global” in its name.

Securities and Exchange Commission

May 22, 2013

We note the Commission explicitly rejecting making the term “global” subject to the percentage based limitations of the Names Rule, and thus resisted applying a percentage based test for “global” investments. (See Adopting Release at n.42 and accompanying text (stating that “Rule 35d-1, as adopted, does not codify positions of the Division of Investment Management with respect to investment company names including the terms... ‘international,’ [or] ‘global,’” and that “‘international’ and ‘global’ funds will not be subject to the rule.”)). The Commission has further recognized that the term “global” defies simple definitions, and has noted that “a reasonable investor could conclude” that a name that contains the word “global” may “suggest more than one investment focus,” see Investment Company Names, SEC Rel. No. IC-22530 (Feb. 27, 1997).

In rejecting a single definition of “global,” the Commission noted that the general test of whether a particular fund name is misleading under Section 35(d) applies, and that test is “whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company’s intended investments or the risks of those investments.” (See Adopting Release at text accompanying n.44).

The Registrant believes that its global sector rotation strategy as defined in its prospectus and the resulting investment exposure to a significant number of non-U.S. issuers is consistent with the use of the term “global,” and would not lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with those investments.

The Registrant notes further that, as of the end of its 2012 fiscal year, the Fund held bonds issued by entities in over 35 separate countries and supra-national organizations, with non-U.S. assets representing approximately 42.6% of the Fund’s total assets.

The Registrant believes that this figure helps to establish that its global sector rotation strategy, as defined in its prospectus, provides investment exposure to a significant number of non-U.S. issuers, is consistent with the use of the term “global,” and would not lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with those investments. The Registrant notes that, although the figure roughly correlates to the criteria contained in the Staff’s comment, it believes that a percentage based test for “global” continues to be inappropriate.

Securities and Exchange Commission

May 22, 2013

23.

Please confirm supplementally that the derivatives in which the Fund invests have the same economic characteristics as the types of securities included in the Fund’s 80% test. To the extent the derivatives are included in the Fund’s 80% test; please confirm supplementally they are valued at market value and not at notional value.

The Registrant confirms supplementally that the underlying securities of the derivatives in which the Fund invests have the same economic characteristics as the securities included in the Fund’s 80% test. The Registrant also confirms supplementally that the derivatives in which the Fund invests are valued at market value.

Defensive Market Strategies Fund

24.

Please confirm supplementally whether the Fund’s long-only strategy includes investments in securities with any market capitalization, and if so, whether the risks of investing in securities of small capitalization companies should be included in the “Principal Investment Risks” section.

The Registrant confirms supplementally that while the Fund’s long-only strategy may include investments in securities of companies with any market capitalization, the Registrant has determined that investing in the securities of issuers with smaller market capitalizations is neither a principal investment strategy nor a principal investment risk of the Fund, and therefore has not included small capitalization risk in its “Principal Investment Risks” section.

Equity Index Fund

25.

Because the Fund is an index fund, please change the Fund’s 80% test to indicate that the Fund will invest “more than 80%” rather than “at least 80%” of its total assets in equity securities of the companies that make up the S&P 500® Index.

The Fund’s policy of investing “substantially all (at least 80%) of its total assets in the equity securities (primarily common stocks) of the companies that make up the S&P 500® Index” is consistent with Rule 35d-1 under the 1940 Act. In discussing the applicability of Rule 35d-1 to index funds, the Rule’s adopting release states that, “Index funds, for example, generally would be expected to invest more than 80% of their assets in investments connoted by the applicable index.” Investment Company Names, SEC Release No. IC-24828 (March 31, 2001). The Fund’s 80% policy specifically indicates that “substantially all” of its assets will be invested in companies that make of the S&P 500 Index, and includes the parenthetical, “(at least 80%)” to align with the requirements of Rule 35d-1(a)(2)(i), which requires that a fund with a name suggesting investments in a particular industry adopt “a policy to invest, under normal circumstances, at least 80% of the value of its Assets in the particular industry or industries suggested by the Fund’s name . . .” (emphasis added). The Registrant believes that the inclusion of the parenthetical is intended to clarify that the Fund must, at a minimum, satisfy Rule 35d-1’s limitations, but must typically exceed this amount as noted by the Commission in the adopting release.

Securities and Exchange Commission

May 22, 2013

Further, the Fund’s policy to invest “substantially all (at least 80%) of its total assets in the equity securities (primarily common stocks) of the companies that make up the S&P 500® Index” is consistent with the 80% policies of other index funds. See, e.g., T. Rowe Price Equity Index 500 Fund, BlackRock Small Cap Index Fund and Vanguard Total Bond Market Index Fund. Accordingly, the Registrant respectfully declines the Staff’s comment.

Real Estate Securities Fund

26.	Please provide anther example of the types of REITs in which the Fund may invest in the Fund’s “Principal Investment Strategy” section.

The Registrant has added disclosure indicating that the Fund may invest in mortgage and hybrid REITs, in addition to equity REITs.

27.

Please confirm supplementally whether the Fund invests in untraded REITs. If so, please add disclosure to the Fund’s “Principal Investment Strategy” and “Principal Investment Risks” sections reflecting the Fund’s investments in untraded REITs.

The Registrant confirms supplementally that the Fund does not invest in untraded REITs, therefore it has not added the requested disclosure.

28.

We note that the prospectus contains performance information related to the Real Estate Securities Fund on page 143 of the prospectus. We note that portions of the disclosure do not appear to meet requirements of MassMutual Institutional Funds (pub. avail. Sept. 28, 1995) (the “MassMutual Letter”). In particular, please explain why the first sentence in the second paragraph under the caption “Related Performance Information” (beginning “The private fund Performance has been adjusted…”) meets the limits on restatements of performance permitted by the MassMutual Letter. In addition, please conform the penultimate sentence of the first paragraph of that section to better conform to the MassMutual letter as follows (additional text underlined) “The Private Fund and the Real Estate Securities Fund have substantially similar, in all material ways, investment objectives, policies, guidelines, restrictions, and strategies….”

The MassMutual letter permits registered investment companies to use prior private account performance in the performance table and graph of the fund provided that the requirements of that letter are met. The Real Estate Securities Fund, however, is not relying on the staff’s no-action position in the MassMutual Letter, and is not showing the private account performance in its prospectus summary. Instead, the Real Estate Securities Fund is showing the prior private account performance as supplemental information in accordance with the Staff’s position in Nicholas-Applegate Mutual Funds (pub. avail. Aug. 6, 1996)(“Nicholas-Applegate”).

Securities and Exchange Commission

May 22, 2013

Under the terms of Nicholas-Applegate, a fund may include in the prospectus “non-required information,” including private account performance information, “provided that such information is not presented in a misleading manner and does not obscure or impede understanding of information that is required to be included in the prospectus.”

We respectfully submit that the performance information presented in this section is not presented in a misleading manner and does not obscure or impede the understanding of the required disclosure. As a result, the Registrant believes that no change to the disclosure is required at this time.

Value Equity Fund

29.	Please confirm supplementally that the derivatives in which the Fund invests have the same economic characteristics as the types of securities included in the Fund’s 80% test.

The Registrant confirms supplementally that the underlying securities of the derivatives in which the Fund invests have the same economic characteristics as the securities included in the Fund’s 80% test.

30.

Please confirm supplementally that the convertible securities in which the Fund invests have economic characteristics similar to equity securities, and that such convertible securities are immediately convertible into equity securities.

In footnote 43 of the adopting release for Rule 35d-1 under the 1940 Act (Release No. IC-24828; File No. S7-11-97), the SEC stated that a fund may use any reasonable definition of the terms used in its name. The Registrant notes that Rule 405 of the Securities Act of 1933 defines equity securities as: “[a]ny stock or similar security . . . or any securities convertible, with or without consideration into such a security….” The Registrant believes that convertible securities may begin to possess economic characteristics of stock before they become immediately convertible into common stock. As a result, the Registrant believes that it is reasonable to define equity securities to include all securities that are convertible into equity securities, regardless of the timing of the conversion feature. The Registrant notes further that it held no convertible securities as of December 31, 2012, and does not anticipate holding significant amounts of convertible stock at present, and as a result this discussion appears to be largely moot, or at least theoretical, at this time. Accordingly, the Registrant respectfully declines the Staff’s comment.

Securities and Exchange Commission

May 22, 2013

31.	Please add risk disclosure discussing the risks of investing in American Depositary Receipts and foreign investments.

The Registrant has added the requested disclosure as follows:

The Fund may invest in securities issued by foreign companies through American Depositary Receipts (“ADRs”) and U.S. dollar-denominated foreign stocks trading on U.S. exchanges. These securities are subject to many of the risks inherent in investing in foreign securities, including, but not limited to, currency fluctuations and political and financial instability in the home country of a particular ADR or foreign stock. In addition, securities of foreign issuers may be negatively affected by political events, economic conditions or inefficient, illiquid or unregulated markets in foreign countries. Foreign issuers may be subject to inadequate regulatory or accounting standards, which may increase investment risk.

Growth Equity Fund

32.

Please confirm supplementally that the convertible securities in which the Fund invests have economic characteristics similar to equity securities, and that such convertible securities are immediately convertible into equity securities.

In accordance with the response to Comment No. 30 above, the Registrant respectfully declines the Staff’s comment.

33.	Please add risk disclosure discussing the risks of investing in American Depositary Receipts and foreign investments.

The Registrant has added the requested disclosure as denoted in response to Comment No. 31 above.

Small Cap Equity Fund

34.

In the section of the prospectus entitled “Principal Investment Strategies” the Fund states that it will “invest mainly (at least 80% of its net assets and typically more) in common stocks of U.S. companies that, at the time of purchase, are in the small capitalization segment of the U.S. equity market, consistent with the capitalization range of the companies comprising the Russell 2000 index....” Please provide the capitalization range of the index fixed at the time that index was most recently reconstituted. Please also explain supplementally what is meant by the use of the word “consistent” in the referenced disclosure, and to the extent the securities included in the Fund’s 80% test do not include securities that are also included in the Index, please explain on what basis this is being accomplished.

The Registrant has included capitalization range of the Russell 2000 Index as of May 31, 2012, which it confirms supplementally is the date that the Index was most recently reconstituted. The Registrant confirms supplementally that the use of the word “consistent” in the Fund’s 80% investment policy means that the Fund will invest in companies with a capitalization range of the companies included in the Russell 2000 Index.

Securities and Exchange Commission

May 22, 2013

35.

In the third bullet point under the Fund’s “Principal Investment Strategies” section the Fund states, “The Russell 2000 Index derivatives are backed by an actively managed, diversified portfolio of fixed-income investments, comprising no more than 15% of the Fund’s net assets.” Please clarify supplementally what “backed by” means in the sentence above and explain what Russell 2000 derivatives are.

The language referenced above relates to an investment program utilized by one of the Fund’s sub-advisers to gain index exposure through the purchase of Russell 2000 Index futures, while managing the Fund’s underlying cash to earn a total return greater than the implied financing rate of the futures contracts. The Registrant confirms supplementally that the Russell 2000 Index futures in which the Fund invests are covered pursuant to the requirements of Investment Company Act Release 10666.

36.	Please add risk disclosure discussing the risks of investing in American Depositary Receipts and foreign investments.

The Registrant has added the requested disclosure as denoted in response to Comment No. 31 above.

37.	Please add risk disclosure discussing the risks of Russell 2000 derivatives.

As discussed above, the language referencing “Russell 2000 derivatives” discusses the Fund’s investment strategy to use derivatives to gain exposure to the Russell 2000 Index. The Fund already includes risk disclosure discussing the risks of investing in the types of derivatives covered by such investments; therefore the Registrant respectfully declines the Staff’s comment.

International Equity Fund

38.	Please discuss supplementally the economic nature of the Fund’s investments to the international markets.

As discussed in the Fund’s “Principal Investment Strategies” section, the Fund has a policy of investing, “mainly (at least 80% of its net assets and typically more)” in the equity securities of foreign companies. The Fund further discusses that an issuer is considered to be from a country where it is located, headquartered or incorporated, where the majority of its assets are located, or where it generates the majority of its income. As of December 31, 2012 the Fund held non-U.S. assets representing approximately 96.4% of the Fund’s total assets.

Securities and Exchange Commission

May 22, 2013

39.	Please add disclosure discussing the risks of investing in American Depositary Receipts.

The Registrant has added the requested disclosure as denoted in response to Comment No. 31 above.

Statement of Additional Information

40.

Please confirm whether the risks discussing large redemptions by institutional shareholders under the caption, “Description of Investments and Risks” should also be included in the “Principal Investment Risks” section of the Prospectus for each Fund.

The Registrant confirms supplementally its view that the discussion of the risks of large redemptions by institutional shareholders are not principal risks of investing in the Funds, and therefore should not be included in the Prospectus.

41.

Please confirm whether the risks of investing in futures and options included under the sub-section captioned “Futures and Options” in the “Description of Investments and Risks” section should also be included in the “Principal Investment Risks” section of the Prospectus for each Fund, as applicable.

The Registrant confirms supplementally its view that the discussion of the risks of investing in options and futures as discussed in the above-referenced sub-section are not principal risks of investing in the Funds, and therefore should not be included in the Prospectus.

42.

Under the sub-section captioned “Futures and Options – Cover Requirements” in the “Description of Investments and Risks” section, there is the following sentence, “When selling a call option, a Fund will segregate with its custodian and mark-to-market daily liquid assets that, when added to the amounts deposited as margin, equal the total market value of the investment underlying the call option.” Please confirm supplementally that this sentence means that the value of the segregated assets equals the notional value of the instrument, less margin posted.

The Funds cover any written call options in accordance with the guidance provided in Securities Trading Practices of Registered Investment Companies, SEC Rel. No. IC-1066 (Apr. 18, 1979), Dreyfus Strategic Investing & Dreyfus Strategic Income (pub. avail. June 22, 1987), and Merrill Lynch Asset Management LP (pub. avail. July 2, 1996). The Registrant confirms supplementally that the sentenced referenced above, in the case of options on futures, means that the value of the segregated assets when added to the posted margin will at least equal the notional value of the instrument underlying the option, marked to market daily.

Securities and Exchange Commission

May 22, 2013

43.	Please state affirmatively in the “Investment Restrictions” section that the Real Estate Securities Fund has a fundamental policy to concentrate its investments in the real estate industry.

The Registrant confirms that, consistent with the express disclosure of concentration included in the Fund’s prospectus and statement of additional information, the Fund has a fundamental investment policy to concentrate its investments in the real estate industry. Accordingly the Registrant has modified the disclosure in the “Investments Restrictions” section to clarify that the Fund has such a fundamental investment policy.

44.

Please include immediately following the “Non-Fundamental Investment Restrictions” sub-section a brief statement that the percentage limitations applicable to the Funds’ borrowing activities are not measured solely at incurrence. In addition, please disclose whether industrial revenue bonds are subject to a Fund’s policies on industry concentration.

The Registrant included the following disclosure in the paragraph immediately following the above-referenced sub-section:

However, notwithstanding the foregoing, borrowing for investment purposes made pursuant to Section 18(f)(1), if any, will comply with the percentage limitations imposed by that Section subsequent to the incurrence of the borrowings. As noted above, the Funds exclude “municipal securities” from their policies on industry concentration. Solely for purposes of this restriction, the Funds treat tax-exempt securities that are issued by non-governmental issuers as being part of the industry of which that issuer is a part, and thus subject to that restriction.

45.	Please fix the formatting of the “Other Accounts Managed” chart.

The Registrant has corrected the formatting of the chart, as requested.

46.	Please update the “Tax Character of Distributions” section to bring it up-to-date with recently enacted tax legislation.

The Registrant has updated the section, as requested.

*        *        *         *        *

Securities and Exchange Commission

May 22, 2013

In connection with responding to the Staff’s comments, the Registrant acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings relating to the Funds;
•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9220.

Sincerely,

/s/ Eric S. Purple

Eric S. Purple

cc:	Melanie Childers

GuideStone Capital Management

Donald Smith

K&L Gates LLP